                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2000 and Ending December 31, 2000


                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF



                          STP Nuclear Operating Company
                        (Exact Name of Reporting Company)


                          A Subsidiary SERVICE COMPANY
                                  ------------
                           ("Mutual" or "Subsidiary")


 Date of Incorporation October 1, 1997
                       -----------------
 If not Incorporated, Date of Organization -  .


      State or Sovereign Power under which Incorporated or Organized Texas
                                                                     -----


      Location of Principal Executive Offices of Reporting Company
                      8 Miles Wst Wadsworth Texas on FM 521
                    -------------------------------------


    Name, title, and address of officer to whom correspondence concerning this report should be addressed:


F. K. Mangan
------------
(Name)
Vice President Business Services
--------------------------------
Title)
P.O. Box 289      Wadsworth, Texas 77483
----------------------------------------
 (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:
                        American Electric Power

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                                                     Page 3a

                               LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or         Page
     Description of Schedules and Accounts                                    Account Number       Number

Comparative Balance Sheet                                                       Schedule I            4

Service Company Property                                                        Schedule II           5

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                                                  Schedule III           6

Investments                                                                     Schedule IV           7

Accounts Receivable from Associate Companies                                    Schedule V            8

Fuel Stock Expenses Undistributed                                               Schedule VI           9

Stores Expense Undistributed                                                   Schedule VII           9

Miscellaneous Current and Accrued Assets                                       Schedule VIII         10

Miscellaneous Deferred Debits                                                   Schedule IX          10

Research, Development, or Demonstration Expenditures                            Schedule X           10

Proprietary Capital                                                             Schedule XI          11

Long-Term Debt                                                                 Schedule XII          12

Current and Accrued Liabilities                                                Schedule XIII         13

Notes to Financial Statements                                                  Schedule XIV          14

Comparative Income Statement                                                    Schedule XV          15

Analysis of Billing - Associate Companies                                       Account 457          16

Analysis of Billing - Non Associate Companies                                   Account 458          17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                                      Schedule XVI          18

Schedule of Expense by Department or Service Function                          Schedule XVII         19

Departmental Analysis of Salaries                                               Account 920          20

                                                                                                     Page 3b

Outside Services Employed                                                       Account 923          21

Employee Pensions and Benefits                                                  Account 926          22

General Advertising Expenses                                                   Account 930.1         23

Miscellaneous General Expenses                                                 Account 930.2         24

Rents                                                                           Account 931          24

Taxes Other Than Income Taxes                                                   Account 408          25

Donations                                                                      Account 426.1         26

Other Deductions                                                               Account 426.5         27

Notes to Statement of Income                                                  Schedule XVIII         28



                          LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                                                   29

Methods of Allocation                                                                                30

Annual Statement of Compensation for Use of Capital Billed                                           31

                                                                                                                  Page 4a
                                       ANNUAL REPORT OF STP Nuclear Operating Company

                                           SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                        (thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

                                                                                               AS OF             AS OF
                                                                                             12/31/00          12/31/99

   ACCOUNT      ASSETS AND OTHER DEBITS

                SERVICE COMPANY PROPERTY
      101       ELECTRIC PLANT IN SERVICE                                   (Schedule II)           $ --             $ --
      106       COMPL CONSTR NOT CLASSIFIED                                                           --               --
     101.1      PROPERTY UNDER CAPITAL LEASES                                                         --               --
      105       ELECTRIC PLANT FOR FUTURE USE                                                         --               --
      107       CONSTRUCTION WORK IN PROGRESS                               (Schedule II)             --               --
      120       NUCLEAR FUEL                                                                          --               --
                                                                                           --------------    -------------
                TOTAL PROPERTY                                                                        --               --

      108       ACCUM. PROV. FOR DEPRECIATION                               (Schedule III)            --               --
     120.5      ACCUM PROV FUEL AMORTIZATION                                                          --               --

                                                                                           --------------    -------------
                NET SERVICE COMPANY PROPERTY                                                          --               --

                INVESTMENTS
      123       INVESTMENTS IN ASSOCIATE COMPANIES                          (Schedule IV)             --               --
      124       OTHER INVESTMENTS                                           (Schedule IV)             --               --
                                                                                           --------------    -------------
                TOTAL INVESTMENTS                                                                     --               --

                CURRENT AND ACCRUED ASSETS
      131       CASH                                                                                  --               --
      134       SPECIAL DEPOSITS                                                                      --               --
      135       WORKING FUNDS                                                                         --               --
      136       TEMPORARY CASH INVESTMENTS                                                            --               --
      141       NOTES RECEIVABLE                                                                      --               --
      142       CUSTOMER ACCOUNTS RECEIVABLE                                                          --               --
      143       OTHER ACCTS RECEIVABLE                                                                --               --
      144       ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS                                      --               --
      146       ACCTS REC ASSOC COMPANIES                                   (Schedule V)         102,905          105,125
      152       FUEL STOCK EXPENSES UNDISTRIBUTED                           (Schedule VI)             --               --
      154       MATERIALS & OPERATING SUPPLIES                                                        --               --
      163       STORES EXPENSE UNDISTRIBUTED                                (Schedule VII)            --               --
      165       PREPAYMENTS                                                                           --               --
      174       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                    (Schedule VIII)           --               --
                                                                                           --------------    -------------
                TOTAL CURRENT AND ACCRUED ASSETS                                                 102,905          105,125

                DEFERRED DEBITS
      181       UNAMORTIZED DEBT EXPENSE                                                              --               --
      184       CLEARING ACCOUNTS                                                                     --               --
      186       MISCELLANEOUS DEFERRED DEBITS                               (Schedule IX)             --               --
      188       RESEARCH & DEVELOPMENT SUMMARY                              (Schedule X)              --               --
      190       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --
                                                                                           --------------    -------------
                TOTAL DEFERRED DEBITS                                                                 --               --

                                                                                           --------------    -------------
                TOTAL ASSETS AND OTHER DEBITS                                                  $ 102,905        $ 105,125
                                                                                           ==============    =============

                                                                                                                  Page 4b
                                       ANNUAL REPORT OF STP Nuclear Operating Company

                                           SCHEDULE I - COMPARATIVE BALANCE SHEET
                                                        (thousands)


                                                                                               AS OF             AS OF
                                                                                             12/31/00          12/31/99
     ACCOUNT    LIABILITIES AND PROPRIETARY CAPITAL

                PROPRIETARY CAPITAL
      201       COMMON STOCK ISSUED                                         (Schedule XI)           $ --             $ --
      211       MISCELLANEOUS PAID-IN CAPITAL                               (Schedule XI)             --               --
      215       APPROPRIATED RETAINED EARNINGS                              (Schedule XI)             --               --
      216       UNAPPROPRIATED RETAINED EARNINGS                            (Schedule XI)             --               --
                                                                                           --------------    -------------
                TOTAL PROPRIETARY CAPITAL                                                             --               --

                LONG-TERM DEBT
      223       ADVANCES FROM ASSOCIATE COMPANIES                           (Schedule XII)            --               --
      224       OTHER LONG-TERM DEBT                                        (Schedule XII)            --               --
      225       UNAMORTIZED PREMIUM ON LONG-TERM DEBT                                                 --               --
      226       UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                                                --               --
      227       CAPITAL LEASE LONG TERM                                                               --               --
                                                                                           --------------    -------------
                TOTAL LONG-TERM DEBT                                                                  --               --


      228       OTHER NONCURRENT LIABILITIES                                                      42,466           28,955
                                                                                           --------------    -------------

                CURRENT AND ACCRUED LIABILITIES
      228       OTHER CURRENT LIABILITIES                                                          1,345            1,460
      231       NOTES PAYABLE                                                                         --               --
      232       ACCOUNTS PAYABLE                                                                  37,734           52,954
      233       NOTES PAYABLE TO ASSOCIATE COMPANIES                        (Schedule XIII)           --               --
      234       AP ASSOC COMPANIES SUMMARY                                  (Schedule XIII)           --               --
      236       TAXES ACCRUED                                                                         66               12
      237       INTEREST ACCRUED                                                                      --               --
      238       DIVIDENDS ACCRUED                                                                     --               --
      241       TAX COLLECTIONS PAYABLE                                                               --               --
      242       MISC. CURRENT & ACCRUED LIAB.                               (Schedule XIII)       17,513           19,759
      243       CAPITAL LEASES - CURRENT                                                              --               --
      265       INVENTORY ADJUSTMENT RESERVE                                                          --               --
                                                                                           --------------    -------------
                TOTAL CURRENT AND ACCRUED LIABILITIES                                             56,658           74,185

                DEFERRED CREDITS
      253       OTHER DEFERRED CREDITS                                                             3,782            1,986
      255       ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS                                          --               --
      262       ACCUM PROV INJURIES & DAMAGES                                                         --               --
                                                                                           --------------    -------------
                TOTAL DEFERRED CREDITS                                                             3,782            1,986

      282       ACCUMULATED DEFERRED INCOME TAXES                                                     --               --

                                                                                           --------------    -------------
                TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                      $ 102,905        $ 105,125
                                                                                           ==============    =============

                                                                          Page 5
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)



    DESCRIPTION                                                          BALANCE AT    ADDITIONS  RETIREMENTS OTHER    BALANCE AT
                                                                         BEGINNING OF             OR SALES   CHANGES  CLOSE OF
                                                                         YEAR                                           YEAR
                                                                         ------------ ---------- ----------  -------- ------------

     ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                               $ --          $ --     $  --       $ --     $ --

     ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                             --            --        --         --       --
                                                                         ------------ --------- ---------- ---------- -----------
     TOTAL                                                                 $ --          $ --     $  --       $ --     $ --
                                                                         ============ ========= =========== ========= ===========

                                                                          Page 6
                                                  ANNUAL REPORT OF STP Nuclear Operating Company

                                                       For the Year Ended December 31, 2000

                        SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                                                                   (thousands)



    DESCRIPTION                                    BALANCE AT                                             BALANCE AT
                                                   BEGINNING OF                RETIREMENTS OR    OTHER    CLOSE OF
                                                   YEAR          ADDITIONS        SALES         CHANGES     YEAR
                                                   ------------ ------------  ---------------  --------  ------------

     ACCOUNT 108 - ACCUM. PROV. FOR DEPRECIATION   $ --          $ --             $ --           $ --       $ --
                                                  -------------  -----------  ---------------  --------  ------------
     TOTAL                                         $ --          $ --             $ --           $ --       $ --
                                                   ============ ============  ===============  ========  ============

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                            SCHEDULE IV - INVESTMENTS
                                   (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.


DESCRIPTION                                          BALANCE AT    BALANCE AT
                                                    BEGINNING OF   CLOSE OF
                                                        YEAR          YEAR
                                                    ---------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES         $ --         $ --

ACCOUNT 124 - OTHER INVESTMENTS                           --           --

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                  --           --
                                                    -----------    ------------
TOTAL                                                   $ --         $ --
                                                    ===========    ============

                                                                         Page 8
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                   (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                          BALANCE AT           BALANCE AT
  DESCRIPTION                            BEGINNING OF YEAR    CLOSE OF YEAR
                                       --------------------------------------

  ACCOUNT 146 - ACCOUNTS RECEIVABLE
   FROM ASSOCIATE COMPANIES

  CITY OF AUSTIN                               $ 16,810             $ 16,488
  AEP-CENTRAL POWER AND LIGHT                    26,500               25,902
  CITY OF SAN ANTONIO                            29,431               28,807
  RELIANT ENERGY                                 32,385               31,709
                                       -----------------    -----------------
  TOTAL                                       $ 105,125            $ 102,905
                                       =================    =================

                          DESCRIPTION  LABOR    EXPENSE            TOTAL
                                      -------  ----------     ------------

ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED  $ --     $ --             $ --
                                      -------  -------           -------
TOTAL                                   $ --     $ --             $ --
                                      =======  =======           =======


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                   (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                           DESCRIPTION      LABOR        EXPENSE        TOTAL
                                           ----------- ------------  --------

 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
 CITY OF AUSTIN                                 $ 288       $ 240      $ 528
 AEP-CENTRAL POWER AND LIGHT                      454         378        831
 RELIANT ENERGY                                   554         461      1,016
 CITY OF SAN ANTONIO                              504         420        923
                                           ------------ ----------- --------
 TOTAL                                        $ 1,800     $ 1,498    $ 3,298
                                           =========== ==========   ==========


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

                                                                         Page 10
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
                            BALANCE AT                   BALANCE AT
     DESCRIPTION        BEGINNING OF YEAR            CLOSE OF YEAR
                       -------------------------------------------------

     ACCOUNT 174 -
MISCELLANEOUS CURRENT
AND ACCRUED ASSETS                   $ --                         $ --
                       --------------------    -------------------------
     TOTAL                            $ --                         $ --
                       ====================    =========================





                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                   (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.
                                   BALANCE AT                   BALANCE AT
     DESCRIPTION                BEGINNING OF YEAR            CLOSE OF YEAR
                               -------------------------------------------------
 ACCOUNT 186 -
 MISCELLANEOUS DEFERRED DEBITS
                                              $ --               $ --
                               --------------------    -------------------------
     TOTAL                                    $ --                         $ --
                               ====================    =========================





                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                   (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

     DESCRIPTION                       AMOUNT
                                -----------------

     ACCOUNT 188 -
RESEARCH, DEVELOPMENT,
 OR DEMONSTRATION EXPENDITURES              $ --
                                -----------------
     TOTAL                                  $ --
                                =================

                                                                       Page 11








     ACCOUNT                        NUMBER OF SHARES   PAR OR STATED   OUTSTANDING AT CLOSE OF PERIOD
     NUMBER    CLASS OF STOCK        AUTHORIZED       VALUE PER SHARE  NO. OF SHARES   TOTAL AMOUNT

 ACCOUNT 201   COMMON STOCK ISSUED       --            $ --                 --           $ --


INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
disclosing  the general nature of  transactions  which give rise to the reported amounts.


   DESCRIPTION                                   AMOUNT
------------------                              ----------------

 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL               $ --

 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                --
                                                ----------------
TOTAL                                                      $ --
                                                ================


INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


   DESCRIPTION                                    BALANCE AT          NET INCOME OR  DIVIDENDS   BALANCE AT
                                                  BEGINNING OF YEAR    (LOSS)        PAID        CLOSE OF YEAR
------------------                                -----------------  -------------- -----------  --------------

 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS      $ --               $ --        $ --            $ --
                                                  ---------            ------      -------         ------
TOTAL                                                $ --               $ --        $ --            $ --
                                                  =========            ======      =======         ======

                                                                         Page 12
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR          TERM OF OBLIGATION  DATEE OF  INTEREST       AMOUNT       BALANCE AT  ADDITIONS   DEDUCTIONS  BALANCE AT
                          CLASS $ SERIES OF   MATURITY  RATE          AUTHORIZED    BEGINNING                           CLOSE  OF
                          OBLIGATION                                                OF YEAR                             YEAR
                          --------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES
FROM ASSOCIATE COMPANIES                                             $ --             $ --       $ --        $ --        $ --

ACCOUNT 224 - OTHER LONG
- TERM DEBT                                                            --               --         --          --          --
                                                                   --------------------------------------------------------------
     TOTAL                                                           $ --             $ --       $ --        $ --        $ --
                                                                   ==============================================================

                                                                                                                            Page 13
                                          ANNUAL REPORT OF STP Nuclear Operating Company

                                               For the Year Ended December 31, 2000

                                          SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                                            (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


      DESCRIPTION                                               BALANCE AT         BALANCE AT
                                                               BEGINNING OF YEAR  CLOSE OF YEAR
                                                               -----------------  -------------

      ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES          $ --              $ --
                                                               -----------------  -------------
      TOTAL                                                       $ --              $ --
                                                               ================== =============


      ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
      CITY OF AUSTIN                                              $ --              $ --
      AEP-CENTRAL POWER AND LIGHT                                   --                --
      CITY OF SAN ANTONIO                                           --                --
      RELIANT ENERGY                                                --                --
                                                               ------------------ -------------
      TOTAL                                                       $ --              $ --
                                                               ================== =============



      ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
      Spent Fuel Disposal - DOE                                  $ 4,279          $ 5,104
      Decontamination/Decommissioning                              2,059            2,130
      Benefits Accrual                                             1,943            1,943
      EICP Liability                                               2,462            2,296
      ICP Liability                                                5,964            5,666
      Severance/Early Retire Liab                                  2,704               --
      Misc. NRC Fees                                                 348              375
                                                                --------         --------
      TOTAL                                                     $ 19,759         $ 17,513
                                                                ========         ========

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the Public Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.

                                                                        Page 15
                       ANNUAL REPORT OF STP Nuclear Operating Company For the
                            Year Ended December 31, 2000
                         SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                         (thousands)



 ACCOUNT  DESCRIPTION                                    CURRENT YEAR    PRIOR YEAR
                                                       -------------------------------

          INCOME
   457    SERVICES RENDERED TO ASSOCIATE COMPANIES          $ 296,980       $ 339,721
   458    SERVICES RENDERED TO NON ASSOCIATE COMPANIES             --              --
   419    INTEREST AND DIVIDEND INCOME                             --              --
   421    MISCELLANEOUS INCOME OR LOSS                              9               7
                                                       --------------- ---------------
          TOTAL INCOME                                        296,989         339,728
                                                       --------------- ---------------

          EXPENSES
 500-557  POWER PRODUCTION                                  $ 224,303       $ 269,814
 560-574  TRANSMISSION                                            (66)            802
 580-598  DISTRIBUTION                                             --              --
 906-917  CUSTOMER SERVICE & INFORMATION                           --              --
   920    ADMIN & GENERAL SALARIES                             13,997          17,870
   921    OFFICE SUPPLIES & EXPENSES                            3,709           4,073
   922    ADMIN EXPENSES TRANSFERRED                               --              --
   923    OUTSIDE SERVICES EMPLOYED                             4,106           4,816
   924    PROPERTY INSURANCE                                      459           1,660
   925    INJURIES & DAMAGES                                    1,057           4,152
   926    EMPLOYEE PENSIONS & BENEFITS                         36,870          20,707
   928    REGULATORY COMMISSION EXPENSE                            --              --
  930.1   GENERAL ADVERTISING                                       1              --
  930.2   MISCELLANEOUS GENERAL EXPENSES                        2,996           3,336
   931    RENTS                                                    --              --
   932    MAINTENANCE OF GENERAL PLANT                             --              --
   933    UNIDENTIFIABLE OPERATING EXP                             --              --
   935    MAINTENANCE OF GENERAL PLANT                          2,329           5,306
 403-405  DEPRECIATION AND AMORTIZATION EXPENSE                    --              --
   408    TAXES OTHER THAN INCOME                               7,102           7,057
   417    REVENUES - NON-UTILITY OPS                               --              --
  426.1   DONATIONS                                                15              11
  426.3   PENALTIES                                                --              --
  426.4   CIVIC, POLITICAL AND RELATED EXPENDITURES               107             126
  426.5   OTHER DEDUCTIONS                                          6              --
   435    EXTRAORDINARY DEDUCTIONS                                 --              --
                                                       --------------- ---------------
          TOTAL EXPENSES                                      296,989         339,728
                                                       --------------- ---------------

                                                       --------------- ---------------
          NET INCOME OR (LOSS)                                   $ --            $ --
                                                       =============== ===============

                                                                                                                             Page 16
                                 ANNUAL REPORT OF STP Nuclear Operating Company

                                      For the Year Ended December 31, 2000

                                               ANALYSIS OF BILLING

                                        ASSOCIATE COMPANIES - ACCOUNT 457
                                                   (thousands)


 NAME OF ASSOICATE COMPANY           DIRECT COSTS    INDIRECT COSTS   COMPENSATION      TOTAL AMOUNT
                                       CHARGED          CHARGED     FOR USE OF CAPITAL    BILLIED
                                           457 - 1        457 - 2          457 - 3

 RELIANT ENERGY                          $ 68,774       $ 22,753                         $ 91,526

 AEP-CENTRAL POWER AND LIGHT               56,120         18,616                           74,736

 CITY OF AUSTIN                            35,756         11,820                           47,575

 CITY OF SAN ANTONIO                       62,458         20,684                           83,142
                                  ----------------------------------------------------------------
  TOTAL                                 $ 223,108       $ 73,872              $ -       $ 296,980
                                  ================================================================

                                                                         Page 17
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                               ANALYSIS OF BILLING

                      NON ASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

NAME OF NON
ASSOCIATE COMPANY    DIRECT COSTS INDIRECT COSTS COMPENSATION              EXCESS OR   TOTAL AMOUNT BILLED
                       CHARGED    CHARGED        FOR USE OF
                                                 CAPITAL       TOTAL COST  DEFICIENCY
                    ---------------------------------------------------------------------------------------
                         458 - 1      458 - 2       458 - 3                   458 - 4

 NONE                   $ --         $ --          $ --          $ --        $ --                 $ --

                       -----------------------------------------------------------------------------------
 TOTAL                  $ --         $ --          $ --          $ --        $ --                 $ --
                       ===================================================================================

                                                                                                    Page18 A
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                   (thousands)

 Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                                    ASSOCIATE COMPANY CHARGES
                                                               ------------------------------------
  ACCOUNT    DESCRIPTION OF ITEMS                               DIRECT COSTSINDIRECT COSTS TOTAL
                                                               ------------------------------------

   500-557   PRODUCTION OPERATIONS EXPENSE                       $200,696    $ 23,606     $224,303
 560-574     TRANSMISSION OPERATION EXPENSE                           (67)          0          (66)
 580-598     DISTRIBUTION                                              --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION                            --          --           --
   920       ADMIN & GENERAL SALARIES                               9,523       4,474       13,997
   921       OFFICE SUPPLIES & EXPENSES                             2,312       1,396        3,709
   922       ADMIN EXPENSES TRANSFERRED                                --          --           --
   923       OUTSIDE SERVICES EMPLOYED                              3,799         307        4,106
   924       PROPERTY INSURANCE                                       459          --          459
   925       INJURIES & DAMAGES                                     1,057          --        1,057
   926       EMPLOYEE PENSIONS & BENEFITS                            (113)     36,983       36,870
   928       REGULATORY COMMISSION EXPENSE                             --          --           --
  930.1      GENERAL ADVERTISING                                        1          --            1
  930.2      MISCELLANEOUS GENERAL EXPENSES                         2,996          --        2,996
   931       RENTS                                                     --          --           --
   932       MAINTENANCE OF GENERAL PLANT                              --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                              --          --           --
   935       MAINTENANCE OF GENERAL PLANT                           2,328           1        2,329
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE                     --          --           --
   408       TAXES OTHER THAN INCOME                                   --       7,102        7,102
  426.1      DONATIONS                                                 15          --           15
  426.3      PENALTIES                                                 --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES               107          --          107
  426.5      OTHER DEDUCTIONS                                           4           2            6
   435       EXTRAORDINARY DEDUCTIONS                                  --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                              (9)         --           (9)

                                                               --------------------------------------
            TOTAL EXPENSES                                        223,108      73,872      296,980
                                                               --------------------------------------

             COMPENSATION FOR USE OF EQUITY CAPITAL                    --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES                   --          --           --

                                                               --------------------------------------
            TOTAL COST OF SERVICE                                $223,108    $ 73,872     $296,980
                                                               ======================================

                                                                                                  Page18B
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
                                   (thousands)

 Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                                     ON ASSOCIATE COMPANY CHARGES             TOTAL CHARGES FOR SERVICE
                                                     --------------------------------    ------------------------------------
  ACCOUNT    DESCRIPTION OF ITEMS                    ECT COSTSINDIRECT COSTS TOTAL        DIRECT COSTSINDIRECT COSTS TOTAL
                                                     --------------------------------    ------------------------------------

   500-557   PRODUCTION OPERATIONS EXPENSE             $ --        $ --         $ --       $200,696    $ 23,606     $224,303
 560-574     TRANSMISSION OPERATION EXPENSE              --          --           --            (67)          0          (66)
 580-598     DISTRIBUTION                                --          --           --             --          --           --
 906-917     CUSTOMER SERVICE & INFORMATION              --          --           --             --          --           --
   920       ADMIN & GENERAL SALARIES                    --          --           --          9,523       4,474       13,997
   921       OFFICE SUPPLIES & EXPENSES                  --          --           --          2,312       1,396        3,709
   922       ADMIN EXPENSES TRANSFERRED                  --          --           --             --          --           --
   923       OUTSIDE SERVICES EMPLOYED                   --          --           --          3,799         307        4,106
   924       PROPERTY INSURANCE                          --          --           --            459          --          459
   925       INJURIES & DAMAGES                          --          --           --          1,057          --        1,057
   926       EMPLOYEE PENSIONS & BENEFITS                --          --           --           (113)     36,983       36,870
   928       REGULATORY COMMISSION EXPENSE               --          --           --             --          --           --
  930.1      GENERAL ADVERTISING                         --          --           --              1          --            1
  930.2      MISCELLANEOUS GENERAL EXPENSES              --          --           --          2,996          --        2,996
   931       RENTS                                       --          --           --             --          --           --
   932       MAINTENANCE OF GENERAL PLANT                --          --           --             --          --           --
   933       UNIDENTIFIABLE OPERATING EXP                --          --           --             --          --           --
   935       MAINTENANCE OF GENERAL PLANT                --          --           --          2,328           1        2,329
 403-405     DEPRECIATION AND AMORTIZATION EXPENSE       --          --           --             --          --           --
   408       TAXES OTHER THAN INCOME                     --          --           --             --       7,102        7,102
  426.1      DONATIONS                                   --          --           --             15          --           15
  426.3      PENALTIES                                   --          --           --             --          --           --
  426.4      CIVIC, POLITICAL, AND RELATED EXPENDITURES  --          --           --            107          --          107
  426.5      OTHER DEDUCTIONS                            --          --           --              4           2            6
   435       EXTRAORDINARY DEDUCTIONS                    --          --           --             --          --           --
   421       MISCELLANEOUS INCOME OR LOSS                --          --           --             (9)         --           (9)

                                                     ------------------------------------------------------------------------
            TOTAL EXPENSES                               --          --           --        223,108      73,872      296,980
                                                     ------------------------------------------------------------------------

             COMPENSATION FOR USE OF EQUITY CAPITAL      --          --           --             --          --           --
   430       INTEREST ON DEBT TO ASSOCIATE COMPANIES     --          --           --             --          --           --

                                                     ------------------------------------------------------------------------
            TOTAL COST OF SERVICE                      $ --        $ --         $ --       $223,108    $ 73,872     $296,980
                                                     ========================================================================


                                                                       Page 19A
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

 Instruction: Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).



  ACCOUNT      DESCRIPTION OF ITEMS                           TOTAL AMOUNT   OVERHEAD

                                                             --------------------------

  500-557      PRODUCTION OPERATIONS EXPENSE                   $ 224,302           $ --
  560-574      TRANSMISSION OPERATION EXPENSE                        (66)            --
  580-598      DISTRIBUTION                                           --             --
  906-917      CUSTOMER SERVICE & INFORMATION                         --             --
    920        ADMIN & GENERAL SALARIES                           13,997             --
    921        OFFICE SUPPLIES & EXPENSES                          3,709             --
    922        ADMIN EXPENSES TRANSFERRED                             --             --
    923        OUTSIDE SERVICES EMPLOYED                           4,106             --
    924        PROPERTY INSURANCE                                    459             --
    925        INJURIES & DAMAGES                                  1,057             --
    926        EMPLOYEE PENSIONS & BENEFITS                       36,870             --
    928        REGULATORY COMMISSION EXPENSE                          --             --
   930.1       GENERAL ADVERTISING                                     1             --
   930.2       MISCELLANEOUS GENERAL EXPENSES                      2,996             --
    931        RENTS                                                  --             --
    932        MAINTENANCE OF GENERAL PLANT                           --             --
    933        UNIDENTIFIABLE OPERATING EXP                           --             --
    935        MAINTENANCE OF GENERAL PLANT                        2,329             --
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE                  --             --
    408        TAXES OTHER THAN INCOME                             7,102             --
    417        REVENUES - NON-UTILITY OPS                             --             --
   426.1       DONATIONS                                              15             --
   426.3       PENALTIES                                              --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES             107             --
   426.5       OTHER DEDUCTIONS                                        6             --
    434        EXTRAORDINARY INCOME                                   --             --
    435        EXTRAORDINARY DEDUCTIONS                               --             --

                                                             --------------------------
             TOTAL EXPENSES                                    $ 296,989           $ --
                                                             ==========================


                                                                                               Page 19B
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

 Instruction: Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                      DEPARTMENT OR SERVICE FUNCTION
                                                -----------------------------------------------------------------------------
  ACCOUNT      DESCRIPTION OF ITEMS              PRESIDENT       BUSINESS       ENGINEERING &      V.P. NUCLEAR    CORPORATE
                                                    & CEO        SERVICES       TECHNICAL SVCS.     GENERATION        COSTS
                                                -----------------------------------------------------------------------------

  500-557      PRODUCTION OPERATIONS EXPENSE          $ 689       $ 56,967         $ 67,636          $ 79,934       $ 19,077
  560-574      TRANSMISSION OPERATION EXPENSE            --             --               (0)              (67)             0
  580-598      DISTRIBUTION                              --             --               --                --             --
  906-917      CUSTOMER SERVICE & INFORMATION            --             --               --                --             --
    920        ADMIN & GENERAL SALARIES                 960          7,228              772             1,451          3,587
    921        OFFICE SUPPLIES & EXPENSES                61          3,397              184                63              4
    922        ADMIN EXPENSES TRANSFERRED                --             --               --                --             --
    923        OUTSIDE SERVICES EMPLOYED                553          2,649              918                47            (61)
    924        PROPERTY INSURANCE                        --          1,510           (1,056)                4             --
    925        INJURIES & DAMAGES                        --            410              429                --            218
    926        EMPLOYEE PENSIONS & BENEFITS             289          2,229            3,341             6,580         24,431
    928        REGULATORY COMMISSION EXPENSE             --             --               --                --             --
   930.1       GENERAL ADVERTISING                       --              1               --                --             --
   930.2       MISCELLANEOUS GENERAL EXPENSES             1              6            2,747               390           (148)
    931        RENTS                                     --             --               --                --             --
    932        MAINTENANCE OF GENERAL PLANT              --             --               --                --             --
    933        UNIDENTIFIABLE OPERATING EXP              --             --               --                --             --
    935        MAINTENANCE OF GENERAL PLANT              --          2,235               91                 3             (0)
  403-405      DEPRECIATION AND AMORTIZATION EXPENSE         --             --               --                --             --
    408        TAXES OTHER THAN INCOME                   --             --               --                --          7,102
    417        REVENUES - NON-UTILITY OPS                --             --               --                --             --
   426.1       DONATIONS                                 --             15               --                --             --
   426.3       PENALTIES                                 --             --               --                --             --
   426.4       CIVIC, POLITICAL AND RELATED EXPENDITURES --              2              106                --             --
   426.5       OTHER DEDUCTIONS                           3              2               --                 2             --
    434        EXTRAORDINARY INCOME                      --             --               --                --             --
    435        EXTRAORDINARY DEDUCTIONS                  --             --               --                --             --

                                                -----------------------------------------------------------------------------
             TOTAL EXPENSES                         $ 2,555       $ 76,650         $ 75,167          $ 88,407       $ 54,211
                                                =============================================================================


                                                                         Page 20
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                   (thousands)

                                                         DEPARTMENTAL SALARY EXPENSE
                                     -------------------------------------------------------------------------
   NAME OF DEPARTMENT                                              INCLUDE IN AMOUNTS BILLED TO
                                                    ----------------------------------------------------------      NUMBER OF
   INDICATE EACH DEPARTMENT OR                                                                                      PERSONNEL END
              SERVICE FUNCTION        TOTAL AMOUNT      ASSOCIATE COMPANY    OTHER ASSOCIATES     NON ASSOCIATES    OF YEAR
   -------------------------------------------------------------------------------------------------------------------------------

   EXECUTIVE VP/GM NUCLEAR                $ 1,542             $ 1,542                $ --                $ --          11
   BUSINESS SERVICES                       14,463              14,463                  --                  --         233
   ENGINEERING & TECHNICAL SERVICES        24,338              24,338                  --                  --         306
   NUCLEAR GENERATION                      50,304              50,304                  --                  --         645
   CORPORATE COST                           8,754               8,754                  --                  --           0
                                     -------------------------------------------------------------------------------------
   TOTAL                                 $ 99,400            $ 99,400                $ --                $ --       1,195
                                     =====================================================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

                                                                        Page 21

                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than
$100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.
             FROM WHOM PURCHASED                             SERVICE PROVIDED                           AMOUNT
    ---------------------------------------    ----------------------------------------------    --------------------
    ABB Service, Inc.                          Service Request Maintenance                               $ 178
    ADP, Inc.                                  Nuclear Benefits Management                                 177
    Aggreko, Inc.                              Service Request Maintenance                                 101
    AMS-American Management System             Material Management System                                  187
    Assciated Engineering Resource             Grade Quality Assurance                                     163
    Baker & Botts, LLP                         Nuclear Benefits Management                                 128
    Bechtel Energy Corporation                 Steam Generator Work                                     25,317
    Bentley Nevada Corporation                 Replace Vibration Monitoring System                         817
    Better Mission Services, Inc.              Facilities Services                                       1,120
    Cannon Sline                               Steam Generator Work                                        129
    Central Power and Light Company            Service Request Maintenance                                 131
    Conco Services Corporation                 Service Request Maintenance                                 113
    Danka                                      Office Services                                             245
    Eaton Corporation                          480 Volt Breaker                                            303
    Enercon Services                           Steam Generator Work                                        256
    EQE International                          Nuclear Probablistic Safety Program                         192
    Factory Mutual Insurance Company           Baseline Fees                                               117
    Furmanite America, Inc.                    Outage Circulating Water Pump Down                          335
    Grand Eagle Services                       Service Request Maintenance                                 231
    GTE Network Services                       NIS Support and Service                                     119
    High Tech Document Services, Inc.          Records Management Systems                                  487
    High Tech Document Services, Inc.          Micro Forms Conversion Initiative                           281
    Hurst Technologies                         Replace Vibration Monitoring System                         345
    IBM/Sequent Computer Systems               NIS Support and Service                                     383
    Matthews and Branscomb                     Miscellaneous Legal Services                                387
    ML Industrial Services                     Steam Generator Work                                        122
    Morgan, Lewis & Bockius,LLP                Miscellaneous Legal Services                                526
    Oracle Corporation                         NIS Support and Service                                     437
    PARS Sytems                                Upgrade Fuel Transfer System                                190
    Peoplesoft, Inc.                           NIS Support and Service                                     238
    Pro-Line Water Screen Service, Inc.        Reservoir Makeup Pump Facility                              473
    R. Brooks Associates, Inc.                 Steam Generator Work                                        175
    Raytheon Engineering & Constructors, Inc.  Refueling Machine Replacement                               176
    Reliant Energy                             NIS Support and Service                                     408
    Schulz Electric Co.                        Service Request Maintenance                                 243
    Siemens Westinghouse Power Corp.           Turbine Generator Work                                    7,195
    Siemens Westinghouse Power Corp.           Forced Outage Work                                          155
    Softmart                                   NIS Support and Service                                     133
    Sunguard Recovery Services, Inc.           NIS Support and Service                                     153
    Sunstates Maintenance                      Facilities Services                                         237
    Synergy Consulting Services                Miscellaneous Management Services                           121
    Toshiba America Information Systems, Inc.  Office Services                                             328
    Triconex Corporation                       Replace SBDG Governor/Governor Control                      258
    Unitech                                    Steam Generator Work                                        290
    Utilities Service Alliance, INC.           Joint Utiltity Venture                                      117
    Waste Management of South Texas            Facilities Services                                         115
    Westinghouse Electric Corporation          Steam Generator Work                                      2,783
    Westinghouse Electric Corporation          Power Uprating Project                                      615
    Westinghouse Electric Corporation          Reactor Work                                              1,040
    Westinghouse Electric Corporation          Reactor Coolant Pump Motor Refurbishment                    563
    Westinghouse Electric Corporation          Proteus Plant Computer                                      104
    Westinghouse Electric Corporation          Steam Generator O&M Project                                 406
    Westinghouse Electric Corporation          7300 Cab Bypass Test Instrument                             220
    Westinghouse Electric Corporation          Capital Spare Refurbishment                                 100
    Westinghouse Electric Corporation          Service Request Maintenance                                 156
    Other Vendors                              Miscellaneous Activities                                  5,618
                                                                                                 --------------------
                                                                      Total Outside Services          $ 55,937
                                                                                                 ====================

    These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet.
    Therefore, they can't be identified with any particular line on Schedule
    XIV.

                                                                        Page 22
                             ANNUAL REPORT OF STP Nuclear Operating Company

                                  For the Year Ended December 31, 2000

                              EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                              (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

    DESCRIPTION                            AMOUNT
                                          ------------

    Medical                                   $ 7,331

    Dental                                        754

    Life Insurance                                152

    Long Term Disability                          442

    Accidental Death & Dismemberme                 33

    Vision                                         56

    Severance Payments                          4,130

    5 + 5 Retirement Enhancement               14,292

    Pension                                     2,088

    Fas 106                                     2,920

    Savings Plan (1)                            3,609

    Deferred Compensation                          75

    Executive Benefit Expense                   1,571

    Administrative Expense                         30

    Capitalized Benefits                         (703)

    Employee Benefits Adjustments                  75

    Other                                          14
                                          ------------
    TOTAL                                    $ 36,870
                                          ============

(1) Includes related administrative expense

                                     Page 23
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses",classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

    DESCRIPTION               NAME OF PAYEE         AMOUNT
                                                 ---------
    Recruiting            University of Houston       $ 1
                                                 ---------
    TOTAL                                             $ 1
                                                 =========

                      For the Year Ended December 31, 2000

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses"classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

    DESCRIPTION                                           AMOUNT
    Company Membership Fees and Dues                          $ 3,192
    Organizational Sponsorship                                         1
    Bank Fees                                                          9
    Miscellaneous                                                 (205)
                                                     -----------------
                                          TOTAL               $ 2,996
                                                     =================


                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


    TYPE OF PROPERTY                   AMOUNT
                                  -----------------

    None                                         -
                                  -----------------
                       TOTAL                   $ -
                                  =================

                                                                       Page 25
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


  DESCRIPTION                           AMOUNT
                                    ---------------

  OTHER THAN US GOVERNMENT TAXES
  STATE UNEMPLOYMENT TAXES               $ 52
                                    ---------------
  SUBTOTAL                                 52
                                    ---------------

  US GOVERNMENT TAXES
  SOCIAL SECURITY TAXES                 7,264
  FEDERAL UNEMPLOYMENT TAXES               82
  PAYROLL TAX CAPITALIZED                (296)
                                    ---------------
  SUBTOTAL                              7,050
                                    ---------------

                                    ---------------
  TOTAL                               $ 7,102
                                    ===============

                                                                       Page 26
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


    NAME OF RECIPIENT          PURPOSE OF DONATION                   AMOUNT
                                                              ----------------
    Matagorda County Fair
        and Livestock         Purchase Show Stock                            7
    Miscellaneous Recipients  Miscellaneous Donations                      $ 8
                                                              ----------------
    TOTAL                                                                 $ 15
                                                              ================

                                                                       Page 27
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                        OTHER DEDUCTIONS - ACCOUNT 426.5
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



 DESCRIPTION              NAME OF PAYEE                          AMOUNT
                                                            ----------------
 Country Club Dues      Ted H. Cloninger                          $ 2
 Country Club Dues      William T. Cottle                         $ 1
 Country Club Dues     Florence K. Mangan                         $ 1
 Country Club Dues    James Joseph Sheppard                       $ 2
                                                            ----------------
 TOTAL                                                            $ 6
                                                            ================

                                    Page 28
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 2000

                 SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees. STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee premiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.


In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

ORGANIZATION CHART

STP NUCLEAR OPERATION COMPANY

PRESIDENT & CHIEF
EXECUTIVE OFFICER                                   William T Cottle

LIAISON CO-OWNER                                    Anup K Khosla
SECRETARY EXECUTIVE                                 Linda Jean Rittenberry

VP BUSINESS SERVICES                                Florence K Mangan
VPENGINEERING & TECHNICAL SERVICES                  James Joe Sheppard
VP GENERATION                                       Ted H Cloninger
MGR SAFETY QUAL CONCERNS PROG                       David L Cobb

                 ANNUAL REPORT OF STP Nuclear Operating Company

                              METHODS OF ALLOCATION

Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1. In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



              STP Nuclear Operating Company
              -------------------------------------------------------------
              (Name of Reporting Company)

 By:          /s/ F. K. Mangan
              -------------------------------------------------------------
              (Signature of Signing Officer)

              F.K. Mangan             Vice President Business Services
              -------------------------------------------------------------
              (Printed Name and Title of Signing Officer)


Date:           4/18/2001
              ------------